6190 Agronomy Road 6th Floor Vancouver, BC V6T 1Z3 Tel: 604 677 6905 Fax: 604 677 6915 Email: admin@Cardiome.com

May 18, 2004

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilieres du Quebec
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Yukon Registrar of Securities

Attention: Statutory Filings

Dear Sir/Madame:

             Re: Cardiome Pharma Corp. (the “Company”) – Filing of Interim Financial Statement

We confirm that the interim financial statements for the quarter ended March 31, 2004 were sent to each of the persons listed on the Company’s mailing list maintained in accordance with National Policy 41 on May 18, 2004.

If you have any questions, please contact the undersigned.

Yours truly,
Cardiome Pharma Corp.

“Christina Yip”

Christina Yip
Vice President, Finance and Admin.

cc:       Toronto Stock Exchange